

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 6, 2010

Via Mail and Fax

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel
Travelport Limited
405 Lexington Avenue, 57<sup>th</sup> Floor
New York, NY 10174

      **RE:    Travelport Limited**
              **File Number: 333-141714-23**
              **Form 10-K for the Year Ended December 31, 2009**

Dear Mr. Bock:

      We have reviewed your correspondence dated March 12, 2010 and the filing indicated above, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
GDS Segment, page 45

1.  We note that GDS segment revenue was presented on a comparative basis by operating system for 2008 and 2007 in the table on page 51, but such presentation was not made for the comparison between 2009 and 2008. Please explain to us the reason for the inconsistent presentation.

Financial Condition, Liquidity and Capital Resources
Financial Condition, page 53

2.  We note that your working capital deficit significantly increased from 2008 to 2009. Please expand your disclosure to discuss the factors causing such deficit and increase

therein, the impact of a deficit on your liquidity, and your expectations of the continuation of a deficit and the degree thereof.

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation
Business Description, page F-8

3.  We note that the GDS business and Airline IT business are aggregated into the GDS segment.  Please explain to us how this aggregation is appropriate pursuant to Accounting Standards Codification 280-10-50-11, particularly in regard to the similarity of economic characteristics and the nature of the products and services and methods used to distribute the products and services, and 280-10-50-13.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

4.  Please explain to us and expand your disclosure to describe when services are considered performed in recognizing revenue for hosting solutions and IT software subscription services to airlines.  If multiple elements are involved in providing these services, explain to us and disclose the basis for your accounting.  In regard to subscription services, tell us and disclose the period in which the associated revenues are recognized, for example, over the subscription period or other time frame.

Cost of Revenue, page F-9

5.  In response to comment number 4 of your letter to us dated December 19, 2009, you stated you would add disclosure of circumstances affecting amortization and impairment of incentives.  However, we did not identify such disclosure.  Please revise your disclosure accordingly.


You may contact Doug Jones at 202-551-3309 with any questions.  You may also contact me at 202-551-3380.

Sincerely,


Lyn Shenk
Branch Chief